February 23, 2010

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o John Lucas

Applied Minerals, Inc.
Amendment No. 1 to Registration Statement No. 163966

Dear Mr. Lucas:

This letter responds to the comment letter dated February 22, 2010.

General
1.           Please monitor the need to update the financial statements and related disclosures.

Response

Duly noted

2.           We note your response to prior comment 1, which states that you have filed a withdrawal of the Form SB-2, file number 333-86576.  We were unable to locate any such withdrawal request.  Please advise.

Response

The withdrawal accompanies this letter.

Legal Proceedings, page 11-10

3.           We note your response to prior comment 8.  Please tell us who you asked and who told you that a Form 8-K filing was not required with respect to the December 22, 2009 press release.  We may have further comment.

The advice was provided by K&L Gates.

The Company did not file an 8-K in part because it was believed that in light of prior disclosures about the SEC investigation and in light of the different treatment of Jacobson and the Company, the cease and desist order would not be seen as material  to the Company.

Moreover, the Company believed that the speed with which the SEC release is picked up and publicized by news media indicates that by the time that the Company filed a release, the news might no longer be nonpublic.

Further, the Company believed that its own press release would be rapidly disseminated by the media and would provide broad, non-exclusionary distribution of the information to the public.  The company’s press release was issued through businesswire after the close of the market at 6:14 PM Eastern Time on the 22nd.  An internet search indicates that the following websites, among others, carried a story on the 22nd based on Company’s press release.

•	Yahoo.finance
•	Forbes
•	Marketwatch
•	Morningstar
•	Bloomberg
•	Foxbusiness
•	Research.TDAmeritrade
•	Tradingmarket
•	UPI.com/finance
•	Moneycentral
•	Stockhouse

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (206) 370-5933 with any questions.

Sincerely,

William Gleeson